March 13, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3030
Attn: Mr. Gary Todd
          Mr. Alan Morris

RE:	Bookham, Inc.
Form 10-K for the year ended June 28, 2008
Form 10-Q for the quarterly period ended December 27, 2008
File No. 000-30684

Registration Statement on Form S-4
Filed February 26, 2009
File No. 333-157528
Ladies and Gentlemen:
          Set forth below is our response to the Staff’s letter dated February 27, 2009 (the “Initial Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended June 28, 2008 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 (the “Form 10-Q”) of Bookham, Inc. (the “Company”).
          We are also are transmitting for filing Amendment No. 1 (the “Amended S-4”) to the Registration Statement on Form S-4, File No. 333-157528, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2009 (the “Initial S-4”). In addition, we are sending three (3) copies of the Amended S-4 that are marked to show changes to the Initial S-4 in the care of Mr. Morris. The Amended S-4 is being filed in response to comments received from the Staff, by letter dated March 10, 2009, with respect to the Initial S-4 (the “S-4 Comments”). As set forth in the S-4 Comments, the Staff’s comments with respect to the Initial S-4 are limited to resolving all of the Staff’s comments reflected in the Initial Comment Letter and, to the extent the comments set forth in the Initial Comment Letter are applicable, to revise the Initial S-4 as appropriate.
          The numbering of the paragraphs below corresponds to the numbering of the Initial Comment Letter, which, for the Staff’s convenience, have been incorporated into this response letter. In addition to reflecting the disclosure revisions discussed below in the Amended S-4 in response to the Initial Comment Letter, such revised disclosures will be included in the Company’s future filings with the Commission to the extent then required by the rules and regulations of the Commission.
Form 10-K for the year ended June 28, 2008
1.	Comment: Although we note the description, in the second to last paragraph under “Industry Background,” of the four particular drivers which you believe are contributing to the growth in your markets, and the description of your products under “Our Product Offerings,” it is unclear from your current disclosure which of your products are directed the industry drivers. For example, which of your products are directed at the fiber-to-the-home initiatives, etc? Please expand your future filings so that it is clear to your investors which of your products are related to the disclosed trends and market demands and expand your “Overview” section in “Management’s Discussion and Analysis” to discuss and analyze which of those trends are driving your product sales. For further guidance on the content and purpose of the “Overview” section, please see Interpretive Release No. 33-8350 on our website.
Response: The Company acknowledges the Staff’s comment, and in the Amended S-4, the Company will clarify which of its products are related to the disclosed trends and market demands. Specifically, on page 160 of the Amended S-4, the following disclosure replaces the paragraph under the heading “Industry Background” on page 160 of the Initial S-4 as follows:
“There are four particular drivers which we believe are contributing to growth in this market: (i) wireless and wire-line spending by telecommunications networking equipment companies, (ii) the introduction of new, more cost-effective product technologies, such as tunable products, (iii) the expansion of optical networking in the metro space, driven by the build out of broadband access networks such as fiber-to-the-home initiatives and (iv) the growing competition among cable network operators offering voice, video and data services and traditional telephony service providers which results in increased utilization of optical networking technologies, including the long-haul backbone where many of our product offerings are utilized. We believe drivers (i), (iii) and (iv) contribute to the overall demand for broadband capacity and therefore to the demand for the substantial portion of our telecom product offerings, while driver (ii) is of particular relevance to the demand for our tunable telecom products.”
In addition, on page 183 of the Amended S-4, the following disclosure replaces the paragraph under the heading “Overview” on page 183 of the Initial S-4 as follows:
“We design, manufacture and market optical components, modules and subsystems that generate, detect, amplify, combine and separate light signals principally for use in high-performance fiber optics communications networks. Due to its advantages of higher capacity and transmission speed, optical transmission has become the predominant technology for large-scale communications networks. Our primary operating segment, which we refer to as our telecom segment, addresses the optical communications market. There are four particular drivers which we believe are contributing to growth in this market: (i) wireless and wire-line spending by telecommunications networking equipment companies, (ii) the introduction of new, more cost-effective product technologies, such as tunable products, (iii) the expansion of optical networking in the metro space, driven by the build out of broadband access networks such as fiber-to-the-home initiatives and (iv) the growing competition among cable network operators offering voice, video and data services and traditional telephony service providers which results in increased utilization of optical networking technologies, including the long-haul backbone where many of our product offerings are utilized. We believe drivers (i), (iii) and (iv) contribute to the overall demand for broadband capacity and therefore to the demand for the substantial portion of our telecom product offerings, while driver (ii) is of particular relevance to the demand for our tunable telecom products.

We are one of the largest vertically-integrated vendors of optical components used for fiber optic telecommunications network applications. Our customers include leading equipment systems vendors, including ADVA AG Optical Networking, Alcatel-Lucent, Ciena Corporation, Cisco Systems, Inc., Huawei Technologies Co., Ltd., Tellabs, Inc., Tyco Electronics, Ltd. and Nortel Networks Corporation, which we refer to as Nortel Networks.

Our remaining product lines, which comprise our non-telecom segment, leverage our optical component technologies and expertise in manufacturing optical subsystems to address opportunities in other markets, including industrial, research, semiconductor capital equipment, military and biotechnology.”

2.	Comment: In future filings please include a clear explanation of the business purpose and effects of the Creekside transactions. For example, you state you received approximately $12.2 million in cash over three years, apparently for an expense outlay totaling approximately $837,000, while assuming no material liability and disposing of no assets. Explain how this investment created this apparent gain and disclose any other material costs that were associated with obtaining access to that capital (such as legal fees, etc.). Please also disclose whether this type of capital raising activity is still available to the company and, if so, whether the company currently intends to engage in additional transactions of this type in the future.
Response: The Company acknowledges the Staff’s comment, and in the Amended S-4, the Company will provide a clear explanation of the business purpose and effects of the Creekside transactions. Specifically, on page 205 of the Amended S-4, the following disclosure replaces the paragraph under the subheading “Acquisition of Creekside” on page 204 of Initial S-4 as follows:
“On August 10, 2005, Bookham Technology plc, our wholly owned subsidiary, entered into a share purchase agreement pursuant to which Bookham Technology plc purchased all of the issued share capital of City Leasing (Creekside) Limited, a subsidiary of Deutsche Bank, for consideration of £1.00, plus professional fees of approximately £455,000 (approximately $837,000, based on an exchange rate of £1 to $1.8403). We entered into this transaction primarily for the business purpose of raising money to fund our operations by realizing the economic value of certain of the deferred tax assets of Bookham Technology plc to the third parties described more fully below. In compliance with U.K. tax law, the transaction was structured to enable certain U.K. tax losses in Bookham Technology plc to be surrendered in order to reduce U.K. taxes otherwise due on sub-lease revenue payable to Creekside. While we continue to retain additional deferred tax assets of a similar characteristic, we have no current plans or opportunities to enter into similar transactions to raise additional financing, although we believe that we would consider such opportunities should any become available. The parties to the share purchase agreement are Bookham Technology plc, Deutsche Bank and London Industrial Leasing Limited, a subsidiary of Deutsche Bank, which we refer to as London Industrial. Creekside was utilized by Deutsche Bank in connection with the leasing of four aircraft to a third party. The leasing arrangement was structured as follows: Phoebus Leasing Limited, a subsidiary of Deutsche Bank, which we refer to as Phoebus, leased the four aircraft to Creekside under the primary leases and Creekside in turn sub-leases the aircraft to a third party.”

3.	Comment: We note from your discussion under “Performance-Based Cash Bonuses,” beginning on page 12 of the proxy statement, and “Performance Based Awards” beginning on page 13 of the proxy statement, that you have incorporated by reference into your Form 10-K, that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the performance-based bonus plans or to vest in the performance-based restricted stock awards. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response: The Company acknowledges the Staff’s comment and in the Amended S-4 the Company has provided the specific targets established by the Company’s compensation committee for our named executive officers (i) to earn their respective annual cash incentive payments under the performance-based bonus plans during fiscal 2008 and (ii) pursuant to which the shares subject to performance based equity awards vest.
Specifically, on page 254 of the Amended S-4, the following disclosure replaces the final paragraph under the heading “Performance-Based Cash Bonuses” on page 253 of the Initial S-4 as follows:
“For the first half of fiscal 2008, the non-GAAP EBITDA “target” goal of negative $2.5 million and the available cash “target” goal of $22 million were surpassed and, therefore, the named executive officers received pro rata cash bonuses based on achievement of that goal. For the second half of fiscal 2008, neither the non-GAAP EBITDA “trigger” goal of $0.5 million nor the cash flow “trigger” goal of negative $7.0 million were achieved, and therefore no cash bonus was paid to the named executive officers for this period.”
In addition, on page 254 of the Amended S-4, the following disclosure replaces the final paragraph under the heading “Performance Based Awards” on page 253 of the Initial S-4:
“The terms of the performance based restricted stock awards granted in fiscal year 2008 provided that the shares subject to the award would vest to the extent that certain fiscal year 2008 corporate-level financial targets were achieved. Upon attainment of the stated non-GAAP adjusted EBITDA “base” goal of $0, 50% of the restricted stock would vest and upon attainment of the stated non-GAAP adjusted EBITDA “stretch” goal of $2.5 million, 100% of the shares would vest. Any result between the base goal and the stretch goal would result in a prorated vesting of the restricted shares. In recognition of our financial improvements during the fiscal year, the board of directors provided for the acceleration of the shares of common stock granted to the named executive officers.”
In addition, the Company will provide in applicable future filings with the Commission the specific targets for completed fiscal periods that were to be achieved in order for our named executive officers to earn their respective annual cash incentive payments (if any) under the performance-based bonus plans or to vest in the performance-based stock awards.
4.	Comment: We note the varying levels of cash bonus awards referred to as “trigger”, “target”, and “stretch”. In future filings, please include such amounts in the “Grants of Plan-Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulations S-K, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced table in accordance with the referenced Item requirement.
Response: The Company acknowledges the Staff’s comment and in the Amended S-4 the Company has included such amounts pursuant to Item 402(d)(2)(iii) of Regulations S-K, to the extent then applicable. Specifically, on page 259 of the Amended S-4, the following disclosure replaces the table under the heading “Bookham Grants of Plan-Based Awards” on page 258 of the Initial S-4 as follows:

									All Other	All Other
		Estimated Future Payouts			Estimated Future Payouts				Stock	Option		Exercise or	Grant Date
		Under Non-equity Incentive			Under Equity Incentive				Awards:	Awards:		Base Price	Fair Value
		Plan Awards			Plan Awards				Number of	Number of		of Option	of Stock
	Grant	Thresh-		Max-	Thresh-			Max-	Shares	Shares		Awards	and Option
Name	Date	hold	Target	imum	hold	Target		imum	or Units	or Units		($/Sh)	Awards (1)

Alain Couder	8/13/2007	$—	$—	$—	—	187,500	(4)	—	—	475,000	(5)	$2.89	$859,922
	8/13/2007	$—	$—	$—	—	187,500	(6)	—	—	—		$—	$—
	10/23/2007	$144,231	$288,461	$432,692	—	—		—	—	—		$—	$—
Peter F. Bordui	10/23/2007	$—	$—	$—	—	—		—	10,000 (3)	10,000	(2)	$3.28	$47,447
Steve Abely	10/23/2007	$59,500	$119,000	$178,500	—	—		—	—	—		$—	$—
	11/14/2007	$—	$—	$—	—	25,000	(4)	—	—	—		$2.49	$62,250
	1/28/2008	$—	$—	$—	—	29,730	(6)	—	—	82,070	(5)	$1.75	$721,180
Jim Haynes	10/23/2007	$76,919	$153,838	$230,757	—	—		—	—	—		$—	$—
	11/14/2007	$—	$—	$—	—	33,333	(4)	—	—	—		$2.49	$82,999
	1/28/2008	$—	$—	$—	—	39,660	(6)	—	—	109,507	(5)	$1.75	$397,146
Adrian Meldrum	10/23/2007	$47,861	$95,721	$143,582	—	—		—	—	—		$—	$—
	11/14/2007	$—	$—	$—	—	20,833	(4)	—	—	—		$2.49	$51,874
	1/28/2008	$—	$—	$—	—	24,780	(2)	—	—	68,437	(5)	$1.75	$248,857
Steve Turley	10/23/2007	$—	$—	$—	—	—		—	—	—		$—	$—
Kate Rundle	11/26/2007	$30,288	$60,577	$90,865	—	—		—	—	40,000	(5)	$2.40	$63,846
5.	Comment: We see that the Caswell lease has fixed rent increases over its term. In future filings please disclose the pattern of expense recognition for the lease. In that regard, please tell us how your accounting considers the guidance from FTB 85-3.
Response: At the inception of the Caswell lease, the Company determined the total minimum lease payments which were to be paid over the lease term in accordance with the provisions of Statement of Financial Accounting Standards No. 13, Accounting for Leases, and the Company is recognizing the effects of scheduled rent increases, which are included in the total minimum lease payments, on a straight-line basis over the lease term, as required by Financial Accounting Standards Board (“FASB”) Technical Bulletin No. 85-3.
To further clarify the Company’s accounting for the Caswell lease, on pages F-18 and F-19 of the Amended S-4, the following disclosure is inserted at the end of the first paragraph under the heading “Caswell Sale-Leaseback”:
“At the inception of the Caswell lease, the Company determined the total minimum lease payments which were to be paid over the lease term in accordance with the provisions of SFAS No. 13 ‘Accounting for Leases’, and it is recognizing the effects of scheduled rent increases, which are included in the total minimum lease payments, on a straight-line basis over the lease term, as required by FASB Technical Bulletin No. 85-3 ‘Accounting for Operating Leases with Scheduled Rent Increases.’”

6.	Comment: We see that you recorded an $88.5 million increase in unrecognized tax benefits in fiscal 2008 attributed to an analysis of deferred income tax assets. Please explain to us the facts and circumstances leading to the significant adjustment to the opening balance of unrecognized tax benefits, including the nature underlying tax matter(s). In light of the significance of the amount involved, please tell us whether you have recorded any liabilities for uncertain tax positions or, if not, please clarify for us.

Response: In the fiscal year ended June 28, 2008, the Company determined, upon refined interpretation of certain change of control rules within Section 382 of the Internal Revenue Code and corresponding Income Tax Regulations, that it had experienced a change of control during the fiscal year ended June 30, 2007 relating to the completion of a private placement of the Company’s common stock, creating a significant limitation on its net operating loss and credit carryforwards. Upon examination of this limitation, the change of control rules were strictly interpreted, thereby creating a zero limitation on the Company’s carryforward attributes as of the change date, August 2006. As a result of this strict interpretation, the Company removed all loss and credit carryforwards generated prior to the control change date from its domestic deferred tax assets.
The removal of the loss and credit carryforwards gave rise to an increase in unrecognized tax benefits of $88.5 million, as reflected in the tabular reconciliation to footnote 9, Income Taxes, on page F-27 of the Form 10-K. This increase in unrecognized tax benefits also gave rise to a corresponding decrease in deferred tax assets for the Company, mainly the decrease in net operating loss position of $115 million. The variance between these two amounts is due to a combination of the following: (i) utilization of certain loss carryforwards of $1.2 million, (ii) expiration and true-ups of certain loss carryforwards of $35.4 million and (iii) generation of certain loss carryforwards of $10.1 million.
The Company did not view this refined interpretation of Section 382 as material to the financial statements as reported for the fiscal year ended June 30, 2007 or for the fiscal year ended June 28, 2008. The balance sheets and statements of operations for both periods remain unchanged as a result of the change to the unrecognized tax benefits stemming from the Section 382 interpretation. No corresponding long-term liability for unrecognized tax benefits was required, as the Company records a full valuation allowance against its gross deferred tax assets. Additionally, no corresponding increase to income tax expense was required in the Company’s statement of operations as this matter pertained solely to the deferred tax items, which are fully reserved as stated above.
7.	Comment: We refer to the table of deferred income tax assets and liabilities. Please explain to us the reasons for the $115 million decrease in the deferred tax asset for operating loss carry-forwards between fiscal 2007 and fiscal 2008.
Response: The Company acknowledges the Staff’s comment and our response to this comment is included in our response to comment 6 above.
Form 10-Q for the quarterly period ended December 27, 2008
8.	Comment: We see the highly material amounts reported in earnings for foreign exchange gains and in Note 12 see substantially offsetting translation losses reported in comprehensive income in both the second quarter and year-to-date period in fiscal 2009. Please help us understand the factors leading to the unusually material foreign exchange transaction gains and how you are applying SFAS 52 in measuring the translation adjustment. In that regard:
•	[1]Please tell us the functional currencies of each of your principal foreign subsidiaries. Tell us why you believe you have made appropriate selections under the requirements of SFAS 52, including Appendix A;

•	[2]You disclose that foreign exchange gains are in-part related to unrealized gains and losses on intercompany accounts. Please tell us about the nature of those accounts and your consideration of paragraph 20 of SFAS 52;

•	[3]Please identify the principal components of the foreign exchange gain recognized thus far in fiscal 2009. Explain to us factors related to how your business is organized and operated that lead to the gains attributed to the recent appreciation of the U.S. dollar;

•	[4]We see that you provide quantitative disclosure about market risk under Item 305 of Regulation S-K addressing exposure to foreign exchange contracts. However, in light of the substantial foreign exchange gains in fiscal 2009, it appears that you may also have significant exposure to other currency sensitive assets and liabilities. Please tell us why you should not provide quantitative disclosure about your exposure to other foreign currency denominated assets and liabilities under Item 305 of Regulation S-K; and

•	[5]Under Item 3 (page 30), you indicate that you enter into forward exchange contracts to mitigate exposure to fluctuations between the U.K. pound and the U.S. dollar. In light of the significant foreign exchange gains, in future filings please provide a more complete discussion of the extent to which you attempt to manage your exposure to foreign currencies and the objectives of your hedging strategy.
Response:
As a preamble to addressing the Staff’s specific points, we would like to highlight for the Staff the recent trend in the exchange rates between the United States (U.S.) dollar versus the United Kingdom (U.K.) pound sterling, which is ultimately the driving factor behind the foreign currency gains noted by the Staff. For the six months ended December 27, 2008 the average exchange rate applied to our statement of operations was £1.76 to $1.00, compared to £2.03 to $1.00 for the same six month period of the previous year, which represents a decrease of 13.3%. The ending balance sheet rate as of December 27, 2008 was £1.47 to $1.00, compared to £1.98 to $1.00 as of June 28, 2008, which corresponds to a decrease of 25.8%. The foreign exchange gains/losses, etc, identified by the Staff are primarily associated with these foreign currency exchange rate fluctuations.
[1] Functional Currencies of Principal Foreign Subsidiaries
Bookham Technology plc, a U.K. company, has the U.K. pound sterling (GBP) as its functional currency.
Bookham Technology plc is the primary operating entity of the Company’s telecom business segment, which constitutes approximately 72 % of the revenues and 84% of the net assets of the consolidated company. Bookham, Inc. (the Company), a U.S. company, serves primarily as a holding company, with its current activities generally limited to executive and headquarters administrative functions. Bookham, Inc. owns Bookham Technology plc, which in turns owns, and generally manages, all other active, operating legal entities of the consolidated group. The operating cash flows of the overall Company generally cycle through Bookham Technology plc., with Bookham Technology plc as the fulcrum of the Company’s global operations, without Bookham, Inc. direct participation in that cycle of operating cash flow. The operations of Bookham Technology plc preceded the existence of Bookham Inc., and the Company’s 2004 redomicile from the U.K. to the U.S.

Bookham Technology plc does business directly with all of the end customers of the Company’s telecom business, which in general corresponds to a global customer base subject to global economic and industry conditions, albeit with a sizable percentage of that business with U.S. customers and/or other customers with their own product demand subject to a degree of U.S. specific market conditions.
The majority of Bookham Technology plc revenues are denominated and received in U.S. dollars (USD) while the majority of its expenses are denominated and incurred in GBP.

The Company is a technology company. Bookham Technology plc owns and manages the substantial portion of the Company’s telecom segment intellectual property, and the substantial portion of ongoing research and development efforts of the Company takes place in the U.K., with expenditures incurred in GBP.

Bookham Technology plc has raised substantial financing in GBP. In approximately the last three years, this has included:
•	£13.75 million in financing from the sale-leaseback of its Caswell UK semiconductor facility in March, 2006 (approximately $24.0 million on the date of sale),

•	£4.8 million from the sale of its Paignton, U.K. site in the quarter ended December 30, 2006 (approximately $9.4 million on the date of sale),

•	£8.5 million from its sale of land in Swindon, U.K. in September, 2005 (approximately $15.5 million on the date of sale),

•	£1.5 million, net of expenses, from the April, 2008 settlement of a legal dispute (approximately $2.9 million on April 18, 2008) in connection with that sale of land in Swindon, U.K. in September, 2005, and

•	£6.63 million (approximately $12.2 million on September 3, 2005) in connection with its acquisition of Creekside (which is discussed in more detail under our response to question 2 of this letter).
Bookham Technology plc also generates GBP via the receipt of local government research grants, although the corresponding amounts of grants has to date not been material relative to the other financing sources listed.

While Bookham Technology plc derives the majority of its revenues in USD in an industry with a global rather than local profile, management has in the past determined that based on the preponderance of all the facts and circumstances the GBP is the functional currency of Bookham Technology plc, and management has further determined there have been no recent significant changes in economic facts and circumstances that would cause us to change this determination.
Bookham Technology (Shenzhen) (FFTZ) Co. Ltd., a People’s Republic of China company (“Bookham Shenzhen”), has the Chinese Renminbi (RMB or Yuan) as its functional currency.
Bookham Shenzhen operates primarily as a contract manufacturer, with some limited research and development activity of a derivative nature, and some local sales support with Chinese customers, on behalf of Bookham Technology plc. In recent quarters Bookham Shenzhen has also begun to serve in a contract manufacturing capacity for New Focus, Inc. (“New Focus”), a U.S. corporation that is wholly owned by Bookham Technology plc. We believe the level of business between Bookham Shenzhen and New Focus is not currently material relative to the overall level of Bookham Shenzhen business, for purposes of this discussion.

Bookham Shenzhen incurs substantially all of its local operating costs (labor, facilities, etc.) in RMB. The operations of Bookham Shenzhen are relatively labor intensive, consistent with assembly and test activities in the optical components manufacturing industry in general. Bookham Shenzhen incurs its material costs in a variety of currencies, including the RMB, but also the Japanese Yen and the USD. Because of the relatively lower-cost environment in China, a strategic supply-chain objective of the Company has been to try to continually expand the extent of its local Chinese material purchasing, although, even with these efforts, many optical parts continue to be unavailable from Chinese sources. A substantial portion of the materials used by Bookham Shenzhen is also in the form of indium phosphide wafers manufactured by Bookham Technology plc and gallium arsenide wafers manufactured by Bookham (Switzerland) AG, which intercompany sales are denominated in USD.

Revenues of Bookham Shenzhen are based on a cost-plus arrangement with Bookham Technology plc. Billings are denominated in USD. Local costs are incurred in RMB, however, and thus serve as the foundation for these billings, so local economic conditions have a direct impact on revenues of Bookham Shenzhen. To the extent local costs go up, revenues to the local legal entity will also go up. The total amounts of these billings are also, however, a function of the volume of Bookham Technology plc’s business, which is subject to global conditions. Regardless, the pricing is more a function of local costs in China, including local competition for employees and materials and the impact of government regulations on the cost of doing business in China, than the impact of international supply and demand on pricing. Local regulations as to appropriate returns on these intercompany billings are also a factor in the related pricing. The billings are denominated in USD rather than RMB, as currency restrictions could prevent the procuring of sufficient RMB outside of China with which to satisfy the billed amounts. Billings are generally settled by the transfer of USD from Bookham Technology plc to Bookham Shenzhen on a monthly or bi-weekly basis. Given the cost-plus nature of the billings, this cycle is generally sufficient to fund Bookham Shenzhen’s on-going operations, although there are some time lags between when costs are incurred versus their recovery via billings, and this is particularly the case in recovering the cost of capital equipment via the cost-plus billing based on depreciation of those assets. This was the case during the time in which Bookham Shenzhen gradually ramped up its operations.

As a business operating in China, Bookham Shenzhen may be subject to currency restrictions. Although the entity has to date not generated positive net cash flows, the generation of positive cash balances in the future may not be readily available to the parent company.

Bookham Technology plc acquired New Focus in 2004. Bookham Shenzhen was owned at the time by New Focus, and had no active operations. Bookham Shenzhen did, however, own a partially facilitized manufacturing site, which Bookham management viewed as equivalent to local currency financing incurred to support a move of its existing assembly and test operations from the U.K. to a lower cost region (i.e. Shenzhen, China).

The Company has also been approached by Chinese and Hong Kong banks interested in providing RMB denominated financing to Bookham Shenzhen. Such financing opportunities have, to date, not advanced beyond very preliminary discussions, and based on a consideration of the likely terms, management has not moved forward with these opportunities. While management has not executed any such financings, it did consider the possibility for Bookham Shenzhen to generate its own financing when evaluating functional currency, and in considering whether there has since been any significant change in facts and circumstances that would alter that evaluation.

Bookham (Switzerland) AG, a Swiss corporation, has the Swiss franc (CHF) as its functional currency.
The operations of Bookham (Switzerland) AG, located in Zurich, Switzerland, are comprised of the high-power laser and VCSEL product portions of the Company’s non-telecom business segment, and the operation of a gallium arsenide wafer fabrication facility which supplies processed silicon wafers to the Company’s Shenzhen facility for the Company’s telecom business. Although these businesses serve different end markets and are distinguished between telecom and non-telecom segments, they primarily utilize the same wafer fabrication facility and key underlying technologies. In regards to the non-telecom segment of its operations, Bookham (Switzerland) AG deals directly with its own customers and collects most of its revenues in Euros and USD. The substantial portion of this segment’s sales and marketing resources is located in Zurich with very limited presence outside of Western Europe. The majority of its revenues are derived in Western Europe, although it also does do business with some customers in the USA. Bookham (Switzerland) AG also generates internal revenues on a cost-plus basis as a supplier into the Company’s telecom business. Bookham (Switzerland) AG funds its operations from a combination of its externally generated non-telecom revenues supplemented by working capital advances from Bookham Technology plc to settle intercompany telecom billings. Bookham (Switzerland) AG incurs the substantial portion of its local operating costs (labor, facilities, etc.) in CHF. Bookham (Switzerland) AG incurs its material costs in a variety of currencies, including the CHF, but also the Euro and the USD. The substantial portion of the cost base of Bookham (Switzerland) AG is for costs other than materials. As a result, the pricing of intercompany revenues is primarily a function of local economic conditions impacting the local cost base on which the telecom portion of the business generates cost-plus billings, as well as local regulations as to expectations of appropriate returns on such pricing.

The existence and operations of the Company’s Zurich site, except for the ramp up of the site’s non-telecom business, were established long before the Company acquired the site in connection with its acquisition of Nortel Networks Optical Components in 2002. Accordingly the site, and its substantial facilities, were not constructed or put into service based on external funding sourced from other entities within the Company’s legal entity structure. Since the Company originally established that the CHF was the functional currency of Bookham (Switzerland) AG, the primary change in the facts and circumstances that could be applied to that determination has been its establishment and ramp of its non-telecom high power laser and VCSEL product lines, a change that the Company believes reinforces the original determination of functional currency. As Bookham (Switzerland) AG also owns and manages its own related accounts receivable, the Company believes this asset base also represents a potential source of local financing in the form of receivables backed lines of credit.
[2] Nature of Intercompany accounts.
The Company maintains intercompany accounts both of an operating nature and of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future). Our operating intercompany accounts are primarily used for the sale of inventories between manufacturing entities and the reimbursement of operating expenses between and among the Company and its subsidiaries pursuant to transfer pricing agreements, and are principally denominated in USD. In accordance with the requirements of paragraph 15 of SFAS No. 52, gains or losses from the revaluation of these USD or other foreign currency balances to the reporting unit currency at the end of each accounting period result in gains and losses that are recorded in other income (expense) in the Company or respective subsidiary’s statement of operations.
The Company and its subsidiaries also maintain significant intercompany accounts of a long-term-investment nature, including USD balances on the books of our U.K. and China subsidiaries. These balances primarily represent the initial capitalization and ramp up of operations in Shenzhen, China. The Company also has significant intercompany accounts with Bookham Technology plc in USD which arose from the Company’s settlement of certain debt obligations of Bookham Technology plc with Nortel Networks UK Limited, which is more fully described in Note 16 to our consolidated financial statements. For these amounts, settlement is not planned or anticipated in the foreseeable future. Therefore, in accordance with paragraph 20 of SFAS No. 52, translation adjustments from the revaluation of these balances at the end of each accounting period are reported in other comprehensive income.

The balance of intercompany accounts of an operating nature have been substantial in recent periods associated with the ramp up of the Shenzhen facility, including build ups of intercompany payables in Bookham Shenzhen which have been used to increase inventories and capital equipment. The size of these intercompany balances is a factor in the size of recent foreign currency gains and losses. There is a corresponding time lag between the related costs incurred by the local site and i) the billing of those costs back to Bookham Technology plc upon sale of the related inventory (in the case of initial build ups of inventories) and ii) the depreciation of the capital assets into the cost base of Shenzhen, the charging of related depreciation into inventory, and the sales of that inventory and corresponding intercompany billing creating intercompany receivables. The level of these intercompany balances of an operating nature have been trending lower as the Shenzhen facility has been operating at more of a steady state rather than ramp up mode, and the Company believes the level of intercompany balances of an operating nature will therefore continue to decrease to levels more consistent with its longer term expectations as to the operating cycle of the location.
[3] Principal components of foreign exchange gain recognized in fiscal 2009.
For the six months ended December 27, 2008, the Company recorded approximately $16.4 million in net gains from foreign currency translation. Of this total, approximately $6.3 million of the net foreign currency translation gain related to the revaluation of USD denominated operating intercompany receivables on the books of our U.K. subsidiary, which totaled $9.5 million at December 27, 2008, primarily associated with amounts receivable by the Company’s U.K. facility from its Shenzhen facility. In addition, approximately $7.0 million of the net foreign currency translation gain for the six months ended December 27, 2008 related to the revaluation of USD accounts receivable on the books of our U.K. subsidiary related to sales to external customers. The Company had $32.5 million and $30.2 million in such accounts receivable at December 27, 2008 and June 28, 2008, respectively. As the U.S. dollar has appreciated in the six month period, the value of these USD intercompany receivables, and the value of these external accounts receivable between the time of their billing and the end of the corresponding accounting period, as expressed in GBP on local books, has correspondingly increased. The related increase (gain) on the U.K. subsidiary’s books has been recognized in other income. Approximately $0.9 million of the net foreign currency translation gain related to the revaluation of operating intercompany receivables on the books of our Shenzhen subsidiary, primarily associated with amounts receivable by the Company’s U.K. facility from its Shenzhen facility. The Company also recorded approximately $2.2 million in net gains from foreign currency translation for the six months ended December 27, 2008 due to the revaluation of foreign currency cash balances to the functional currency of the respective subsidiaries principally the revaluation of USD cash balances to GBP for Bookham Technology plc. The Company also recorded realized losses of approximately $0.1 million to other income associated with the settlement of foreign currency contracts in association with its hedging program.
[4] Quantitative disclosure about our exposure to foreign currency denominated assets and liabilities under Item 305 of Regulation S-K.
The Company acknowledges the Staff’s comment and in the Amended S-4 the Company has provided additional quantitative disclosure about our exposure to other foreign currency denominated assets and liabilities. Specifically, on pages 210 and 211 of the Amended S-4, the following disclosure replaces the paragraph under the heading “Foreign Currency” on page 210 of the Initial S-4 as follows:

“We are exposed to fluctuations in foreign currency exchange rates and interest rates. As our business has grown and become multinational in scope, we have become increasingly subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues and pay expenses. Despite our change in domicile from the United Kingdom to the United States in 2004, and our movement of certain functions, including assembly and test operations, from the United Kingdom to China, in the future we expect that a majority of our revenues will continue to be denominated in U.S. dollars, while a significant portion of our expenses will continue to be denominated in U.K. pounds sterling. Fluctuations in the exchange rate between the U.S. dollar and the U.K. pound sterling and, to a lesser extent, other currencies in which we collect revenues and pay expenses, could affect our operating results. This includes the Chinese yuan and the Swiss franc in which we pay expenses in connection with operating our facilities in Shenzhen, China, and Zurich, Switzerland. To the extent the exchange rate between the U.S. dollar and the Chinese yuan were to fluctuate more significantly than experienced to date, our exposure would increase.

As of December 27, 2008, our U.K. subsidiary had $9.5 million in U.S. dollar denominated operating intercompany receivables and $32.5 million in U.S. dollar denominated accounts receivable related to sales to external customers. It is estimated that a 10 percent fluctuation in the U.S. dollar relative to the U.K. pound sterling would lead to a profit of $4.2 million (U.S. dollar strengthening), or loss of $4.2 million (U.S. dollar weakening) on the translation of these receivables, which would be recorded in gain (loss) on foreign exchange in our statement of operations.

Hedging Program

We enter into foreign currency forward exchange contracts in an effort to mitigate a significant portion of our exposure to fluctuations between the U.S. dollar and the U.K. pound sterling. We do not currently hedge our exposure to the Swiss franc or the Chinese yuan, but we may in the future if conditions warrant. We also do not currently hedge our exposure related to our U.S. dollar denominated intercompany payables and receivables. We may be required to convert currencies to meet our obligations, and under certain circumstances, foreign currency forward exchange contracts can have an adverse effect on our financial condition.

As of December 27, 2008, we held nineteen foreign currency forward exchange contracts with a notional value of $22.0 million which include put and call options which expire, or expired, at various dates from January 2009 to December 2009 and we have recorded an unrealized loss of $3.3 million to accumulated other comprehensive income in connection with marking these contracts to fair value. It is estimated that a 10 percent fluctuation in the dollar between December 27, 2008 and the maturity dates of the put and call instruments underlying these contracts would lead to a profit of $1.3 million (U.S. dollar weakening), or loss of $1.0 million (U.S. dollar strengthening) on our outstanding foreign currency forward exchange contracts, should they be held to maturity.”
[5] Hedging Strategy
The Company acknowledges the Staff’s comment and in the Amended S-4 the Company has expanded its Quantitative and Qualitative Disclosures About Market Risk to describe the extent to which we attempt to manage our exposure to foreign currencies and the objectives of our hedging strategy. Specifically, on page 211 of the Amended S-4, the following disclosure replaces the paragraph under the heading “Foreign Currency” on page 210 of the Initial S-4 as noted in the preceding section.

9.	Comment: We note from the disclosure in the last risk factor on page 35 that the “from the end of [y]our fiscal quarter ended December 29, 2007 to the end of [y]our fiscal quarter ended December 27, 2008, the U.S. dollar has appreciated 25.9 percent relative to the U.K. pound sterling, which has favorably impacted [y]our [operating] results”. To the extent foreign currency fluctuations have materially impacted your results of operations for the periods presented, please expand your discussion and analysis to include the effects of those fluctuations.
Response: The Company acknowledges the Staff’s comment and in the Amended S-4 the Company has expanded its discussion and analysis to describe the extent to which foreign currency fluctuations have materially impacted our results of operations in comparing the three and six months ended December 27, 2008 and December 29, 2007.
Specifically, on page 192 of the Amended S-4, the following disclosure replaces the second paragraph under the heading “Cost of Revenues” on page 192 of the Initial S-4 as follows:

“Our cost of revenues for the three months ended December 27, 2008 decreased $4.0 million, or 8.8 percent, from the three months ended December 29, 2007. This decrease was primarily due to lower costs associated with lower sales volumes, which was partially offset by $0.4 million in additional manufacturing overhead costs in connection with the transfer of manufacturing operations of our non-telecom segment from our San Jose, California facility to our facility in Shenzhen, China. Cost of revenues for the three months ended December 27, 2008 relative to the three months ended December 29, 2007, were also favorably impacted by a $0.5 million reduction in our U.K. manufacturing costs associated with the weakening of the U.K. pound sterling relative to the U.S. dollar. Cost of revenues for the three months ended December 27, 2008 included $0.3 million of stock-based compensation charges compared to $0.7 million for the three months ended December 29, 2007.”
On page 193 of the Amended S-4, the following disclosure replaces the second paragraph under the heading “Gross Margin” on page 192 of the Initial S-4 as follows:
“Our gross margin decreased by $4.7 million, or 35.2 percent, for the three months ended December 27, 2008, compared to the three months ended December 29, 2007. Our gross margin rate decreased to 17.3 percent for the three months ended December 27, 2008, compared to 22.8 percent for the three months ended December 29, 2007. The decreases in gross margin and gross margin rate were primarily associated with (i) decreased sales volumes in both of our operating segments for the three months ended December 27, 2008 as compared to December 29, 2007 due to the fixed nature of certain overheads spread over lower volume, (ii) recognizing the costs associated with the $5.4 million of products shipped to two customers in the second quarter of fiscal 2009, but for which revenue was deferred in accordance with our revenue recognition policy; and (iii) increased expenses for the three months ended December 27, 2008 of $0.4 million of additional manufacturing overhead costs in connection with the transfer of manufacturing operations of our non-telecom segment from our San Jose, California facility to our facility in Shenzhen, China. Gross margin for the three months ended December 27, 2008 relative to the three months ended December 29, 2007, was also favorably impacted by a $0.5 million reduction in our U.K. manufacturing costs associated with the weakening of the U.K. pound sterling relative to the U.S. dollar.”
The Company notes that while foreign currency fluctuations did have a material impact on our comparison of costs of revenues and gross margin for the three months ended December 27, 2008 and December 29, 2007 as described in our expanded discussion above, foreign currency fluctuations did not have a material impact on our costs of revenues and gross margin in comparing the six months ended December 27, 2008 and December 29, 2007.
On pages 193 and 194 of the Amended S-4, the following disclosure replaces the second and third paragraphs under the heading “Research and Development Expenses” on page 193 of the Initial S-4 as follows:
“Research and development expenses decreased to $6.9 million for the three months ended December 27, 2008 from $8.2 million for the three months ended December 29, 2007. The decrease was primarily due to decreases in personnel costs of $0.8 million and stock-based compensation of $0.4 million due to reductions in personnel and other miscellaneous decreases in spending of $0.9 million, as a result of our restructurings and cost reduction plans, which were partially offset by increased costs for materials used in research and development of $0.8 million. Approximately $1.0 million of the cost reductions was associated with lower expenses in our U.K. research and development activities as a result of the U.K. pound sterling weakening relative to the U.S. dollar.”

“Research and development expenses decreased to $14.8 million for the six months ended December 27, 2008 from $16.9 million for the six months ended December 29, 2007. The decrease was primarily due to decreases in personnel costs of $1.5 million and stock-based compensation of $0.6 million due to reductions in personnel and other miscellaneous decreases in spending of $1.3 million, as a result of our restructurings and cost reduction plans, which were partially offset by increased costs for materials used in research and development of $1.4 million. Approximately $1.0 million of the cost reductions was associated with lower expenses in our U.K. research and development activities as a result of the U.K. pound sterling weakening relative to the U.S. dollar.”
On page 194 of the Amended S-4, the following disclosure replaces the second and third paragraphs under the heading “Selling, General and Administrative Expenses” on page 194 of the Initial S-4 as follows:
“Selling, general and administrative expenses decreased to $9.3 million for the three months ended December 27, 2008 from $12.2 million for the three months ended December 29, 2007. The decrease was primarily the result of decreases in personnel costs of $1.4 million and stock-based compensation of $0.8 million as a result of restructuring and cost reduction plans and a reduction of $0.7 million in other miscellaneous expenses. Approximately $0.8 million of the cost reductions was associated with lower expenses in our U.K. selling, general and administrative activities as a result of the U.K. pound sterling weakening relative to the U.S. dollar.”

“Selling, general and administrative expenses decreased to $20.0 million for the six months ended December 27, 2008 from $23.5 million for the six months ended December 29, 2007. The decrease was primarily the result of decreases in personnel costs of $1.8 million and stock-based compensation of $0.9 million as a result of restructuring and cost reduction plans and a reduction of $0.8 million in other miscellaneous expenses. Approximately $0.9 million of the cost reductions was associated with lower expenses in our U.K. selling, general and administrative activities as a result of the U.K. pound sterling weakening relative to the U.S. dollar.”
In addition, in applicable future filings with the Commission, to the extent there are material fluctuations in our results of operations due to foreign currency fluctuations in the periods presented, the Company will expand our discussion and analysis to describe the extent to which such foreign currency fluctuations have impacted our results of operations.
10.	Comment: We note from your condensed consolidated statements of cash flows for the three months ended December 27, 2008 that your net cash provided by operating activities of approximately $9.69 million was almost entirely offset by the effect of exchange rates on cash and cash equivalents of approximately $9.286 million. Similarly, we note from your condensed consolidated statements of cash flow for the three months ended September 27, 2008 that your net cash provided by operating activities of approximately $1.899 million was more than offset by the effect of exchange rates on cash and cash equivalents of approximately $6.778 million. In your future filings, your disclosure regarding your liquidity and capital resources should address the extent to which exchange rates have had a material affect on your available cash and cash equivalents for the periods presented, and your disclosure regarding net cash provided by operating activities should be balanced with disclosure regarding the effect of the exchange rates experienced during the periods presented.

Response: The Company acknowledges the Staff’s comment and in the Amended S-4 the Company has expanded its disclosure to address the extent to which exchange rates have had a material affect on our available cash and cash equivalents for the quarterly periods presented, and our to expand our disclosure regarding net cash provided by operating activities to balance it with disclosure regarding the effect of the exchange rates experienced during the quarterly periods presented.
The effect of exchange rates on cash and cash equivalents is comprised of changes due to the revaluation of foreign currency cash balances to the functional currency of the respective subsidiaries as well as changes related to the revaluation of primarily U.S. dollar denominated operating intercompany receivables on the books of our foreign subsidiaries.
Specifically, on pages 202 and 203 of the Amended S-4, the following disclosure replaces the respective paragraphs under the heading “Liquidity and Capital Resources” on page 202 of the Initial S-4 as follows:
Six Months Ended December 27, 2008

Net cash provided by operating activities for the six months ended December 27, 2008 was $9.7 million, resulting from a net loss of $4.3 million and non-cash adjustments to net loss of $17.0 million, primarily consisting of a $7.9 million charge for impairment of goodwill, $6.7 million of expense related to depreciation and amortization of certain assets and $2.2 million of expense related to stock-based compensation. These were partially offset by a decrease in cash from a net change in our operating assets and liabilities of $3.0 million due to an increase in inventories and a decrease in accounts payable, partially offset by decreases in accounts receivable and prepaid expenses and other current assets, and an increase in accrued expenses and other liabilities. Included in net loss for the period are a gain of approximately $6.3 million related to the revaluation of U.S. dollar denominated operating intercompany receivables on the books of our U.K. subsidiary, and a gain of approximately $0.9 million related to the revaluation of foreign currency denominated operating intercompany receivables on the books of our Shenzhen subsidiary.

Six Months Ended December 29, 2007

Net cash used in operating activities for the six months ended December 29, 2007 was $8.9 million, primarily resulting from the net loss of $16.1 million, offset by non-cash adjustments of $11.6 million, primarily consisting of $9.6 million of expense related to depreciation and amortization of certain assets, $4.4 million of expense related to stock-based compensation and a $1.7 million gain on sale of property and equipment. A net change in our operating assets and liabilities of $4.4 million due to increases in accounts receivable and inventories, both associated with our increasing revenues, as well as increases in accrued expenses and other liabilities, partially offset by decreases in accounts payable, prepaid expenses and other current assets, also contributed to the use of cash. Included in net loss for the period are a gain of approximately $0.4 million related to the revaluation of U.S. dollar denominated operating intercompany receivables on the books of our U.K. subsidiary, and a gain of approximately $1.6 million related to the revaluation of foreign currency denominated operating intercompany receivables on the books of our Shenzhen subsidiary.
In addition, on pages 207 and 208 of the Amended S-4, the following paragraphs are inserted immediately preceding the subheading “Return/(Loss) on Investments” on page 207 of the Initial S-4:

Effect of Exchange Rates on Cash and Cash Equivalents for the Six Months Ended December 27, 2008 and December 29, 2007

The effect of exchange rates on cash and cash equivalents for the six months ended December 27, 2008 was a decrease of $9.3 million, primarily consisting of approximately $2.2 million in net gain due to the revaluation of foreign currency cash balances to the functional currency of the respective subsidiaries, a gain of approximately $6.3 million related to the revaluation of U.S. dollar denominated operating intercompany receivables on the books of our U.K. subsidiary, and a gain of approximately $0.9 million related to the revaluation of foreign currency denominated operating intercompany receivables on the books of our Shenzhen subsidiary.

The effect of exchange rates on cash and cash equivalents for the six months ended December 29, 2007 was a decrease of $2.3 million, primarily consisting of approximately $0.3 million in net gain due to the revaluation of foreign currency cash balances to the functional currency of the respective subsidiaries, a gain of approximately $0.4 million related to the revaluation of U.S. dollar denominated operating intercompany receivables on the books of our U.K. subsidiary, and a gain of approximately $1.6 million related to the revaluation of foreign currency denominated operating intercompany receivables on the books of our Shenzhen subsidiary.

11.	Comment: Although we understand that as of December 27, 2008 there were no amounts outstanding under your line of credit, since your liquidity discussion references the amounts which may be available under that facility, and those amounts are based on 80% of “qualified accounts receivable,” please clarify whether any of your current accounts receivable from Nortel, if any, would reduce the amount available under your credit line or confirm to us that your accounts receivable, as of your latest balance sheet date, do not include any amounts receivable from Nortel.
Response: The Company acknowledges the Staff’s comment and confirms that as of December 27, 2008, our accounts receivable balance does not include any material amounts receivable from Nortel. We respectfully call your attention to the following disclosure included under footnote 13 on page 18 of our Form 10-Q:
“As a result, an aggregate of $5.4 million in revenue was deferred, and therefore was not recognized as revenues or accounts receivable in the accompanying consolidated financial statements at the time of such billings, as the Company determined that such amounts were not reasonably assured of collectability in accordance with its revenue recognition policy. As of December 27, 2008, the Company had contractual receivables from these two customers totaling $5.4 million, which are not reflected in the accompanying condensed consolidated balance sheet as of such date.”
To better clarify our discussion of the credit facility in the liquidity section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, in future filings beginning with our quarterly report on Form 10-Q for the quarterly period ending March 28, 2009, we will include additional disclosure, to the extent it is applicable, similar to the following:
“As of December 27, 2008, we had contractual accounts receivable from Nortel Networks and a supplier to Nortel totaling $5.4 million, which as a result of Nortel Networks January 14, 2009 bankruptcy filing are not reflected in our accompanying condensed consolidated balance sheet as of such date, and are not deemed to be “qualified accounts receivable” for purposes of determining amounts that may be available under the Credit Facility.”
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (408) 919-6032. Thank you for your time and consideration.

Sincerely,
/s/ Jerry Turin
Jerry Turin
Chief Financial Officer